UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Pearson steps up investment in education in India

24 June 2009

PEARSON STEPS UP INVESTMENT IN EDUCATION IN INDIA:

50:50 JOINT VENTURE WITH EDUCOMP SOLUTIONS TO TARGET VOCATIONAL LEARNING

INVESTMENT IN TUTORVISTA ADDS INTERNATIONAL ONLINE TUTORING PLATFORM

Pearson today announces investments totalling $30m in two of India's leading education companies, building its position in one of the world's largest and fastest-growing education markets.

Educomp Solutions,  founded in Delhi in 1994, is India's leading listed education company, listed on India's Bombay and National stock exchanges and serving more than 12 million students across India, North America and Singapore. Pearson and Educomp have established a 50:50 joint venture to offer vocational and skills training in India. As part of the agreement, Pearson will acquire a 50 per cent ownership stake in Educomp's existing vocational training business.

The joint venture will provide vocational training to students and professionals across a range of industries including financial services, retail and construction. It will have a focus on English language training, which is often critical to an individual's employment prospects. Training will be delivered both online and through Educomp's network of centres, using Pearson's educational content, technology and related services.

TutorVista , headquartered in Bangalore, provides online tutoring services for K-12 and college students. It connects experienced tutors with more than 20,000 registered students using Voice-Over-Internet-Protocol and online whiteboards to work through problems, demonstrate solutions and conduct assessments in subjects including math, English, biology, chemistry and physics. TutorVista also runs English language coaching and test preparation for SAT, ACT, AP and other exams. The company was founded in 2005 by one of India's best-known technology entrepreneurs, Krishnan Ganesh.

Pearson has acquired a 17.2 per cent stake in TutorVista, making Pearson its largest shareholder, and intends to add TutorVista's online tutoring to its range of services for students in North America, the UK and other parts of the world. Manipal Education and Medical Group, one of India's largest and most respected education companies, Sequoia Capital and Lightspeed Venture Partners are also TutorVista shareholders. Pearson will work with both TutorVista and Manipal to develop new businesses for the schools market in India.

India's government currently invests $30bn each year or 3.7 per cent of GDP in education, while Indian consumers spend an additional $50bn each year on private educational institutions and services. Both segments of the market are growing rapidly as a result of government commitment to increase quality of and access to learning opportunities as a means of sustaining economic growth and reducing poverty. India's new government has identified 'employability' as a priority and is committed to increasing the supply and range of skills training for its young and rapidly-growing labour force. Government bodies including the National Knowledge Commission argue that this investment is essential to India's competitiveness and sustained economic growth.

Marjorie Scardino, chief executive, said:

"We have great respect for the expertise, capabilities and innovation that Educomp and TutorVista have brought to the education market. We are enthusiastic about being their partners, because we see India not only as a big growth market in itself, but also as a place for us to build businesses that will be relevant across the world."

Ends

For more information:

Pearson: Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 207 010 2310

Pearson India: Khozem Merchant 00 91 982 006 0485

Pearson in India

Pearson has a longstanding and growing presence in India.  Pearson Education  is the country's leading publisher in the higher education and schools segment;  Penguin Books India  publishes the country's best-known authors including  Shobhaa De, Nandan Nilekani and Amitav Ghosh ; and  The Financial Times  has a leading position among global news organisations in its coverage of Indian economic and business affairs. More recently Pearson's professional testing business  Pearson Vue  established its Asia-Pacific headquarters in India, recognizing the potential of the market, and  MergerMarket , a provider of high-value market intelligence for financial institutions, set up a bureau in 2007.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   24 June, 2009

By:   /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary